1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988

August 19, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re: Registration No. 333-212689
N-14 Reorganization of the AR Capital BDC Income Fund into the Shelton BDC Income Fund and the Reorganization of the AR Capital Global Real Estate Income Fund and the AR Capital Real Estate Income Fund into the Shelton Real Estate Income Fund

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below is our response to each of your comments received on August 16, 2016 and the comment received from the SEC accountant on August 17, 2016. We would appreciate receiving any additional comments from the Staff as quickly as possible.

Comment 1: A separate proposal for shareholder approval is required for approval the interim advisory agreement and the Reorganization. Explain how you comply with regulation 15(a)-4.

Response: The trust considered this and concluded it would seek only approval for the reorganization. Rule 15a-4 contemplates that there are circumstances where the shareholders might not approve the interim agreement and the trusts will conform to the rules under this provision. In the event the interim agreement is not ended within 150 days, the trustees will act accordingly.

Comment 2: Are there any pre-merger securities targeted for sale or non-conforming securities at time or reorganization?

Response: There are no pre-merger portfolio securities sales anticipated and all current portfolio securities are conforming securities at this time, and expected to be at the time of the reorganization.

Comment 3: Confirm how the Reorganization complies with Section 15(f) of the 1940 Act.

Response: The terms of the Reorganization between the Acquired Funds and the Acquiring Funds will comply with the requirements of Section 15(f). While the Advisor of the Acquiring Funds is not paying any compensation to the Advisor of the Acquired Funds, the parties represent that they will comply with the provisions that the Reorganization would be subject to if there were to be compensation.

Comment 4: Provide more detail as to why the Board determined that the reorganization is in the best interest of the funds.

Response: The Board approved the Reorganizations after an examination of the totality of the circumstances. The Board considered that the Funds’ former investment adviser had informed the Board that it no longer wished to continue managing the Funds because it intended to terminate its operations. The Board considered all options available for the Funds, including liquidation. The Board felt that reorganization into a new trust was a better option because it would allow investors to remain invested in funds that would be managed pursuant to similar strategies as the Funds that they had chosen for investment. With respect to the AR Capital Global Real Estate Fund and AR Capital Real Estate Fund, the Board considered that the same merged. With respect portfolio manager would continue to manage the fund into which those two Funds would be to the AR BDC Income Fund, the Board considered the fact that the new portfolio management team expressed a desire to manage the Fund in a similar manner as it had previously been managed. The Board also considered Shelton’s distribution network and the desire of Shelton to grow the assets in the Funds to an economically sustainable level, which the Board believed would benefit shareholders.

Comment 5: Confirm that the example in the fee table conforms to the expense limitation agreement in place.

Response: The fee table appropriately reflects the expense limitation agreement.

Comment 6: Provide in correspondence more detail on the differences between a Delaware Business Trust and the Massachusetts Business Trust [page 60].

Response: Under Massachusetts Business Trust there is no statutory limitation of shareholder liability. Therefore, there is a remote possibility that in certain circumstances shareholders of one series could be held personally liable for the obligations of a different series. This remote possibility of shareholder liability is required to be disclosed in the Fund’s statement of additional information. However, the Declaration contains an express disclaimer of shareholder liability for debts or obligations of each Fund. Under Delaware law shareholder liability is limited by statute.

Comment 7: Ability to adjourn a meeting must be a separate proposal pursuant to Rule 14a-4 of the Proxy Rules.

Response: The N-14 will be amended to add a Proposal 4 to transact such other business as may properly come before the meeting and any adjournments, postponements or delays thereof.

Comment 8: Explain in more detail in the Q&A how the recapture will work.

Response: We have added more detail as to how the recapture will work to the Q&A section, as requested.

Comment 9: Why does the language “(or will cause to be paid”) appear? Either will or will not pay.

Response: This phrase will be removed.

Comment 10: Will assets be invested in CDO’s or CLO’s.

Response: The Funds do not intend to invest in CDO’s or CLO’s.

Comment 11: Example language should be modified to state in the last sentence “…if you redeem or retain…”

Response: Language will be modified to reflect phrase “or retain”.

Comment 12: Confirm tax opinion will be will be filed as an exhibit.

Response: We confirm tax opinion will be filed as an exhibit.

Accounting Comment 13: Explicitly state in the prospectus the names of the specific Acquired Funds that will be the accounting survivors.

Response: We have replaced the phrase “Acquired Funds will be the accounting survivors” with the names of the specific AR Capital Funds that will be the accounting survivors.

TANDY STATEMENT
The Company respectfully advises the Staff that the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 415-625-4911.

Sincerely,

/s/ Teresa Axelson
Teresa Axelson
Chief Compliance Officer